UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated July 29, 2016

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

200, 425 – 1st Street S.W.

Calgary, Alberta, Canada  T2P 3L8

(Address of principal executive offices and postal code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F	✓

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	✓

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes	No	✓

The following document is being submitted herewith:

•                 Press Release dated July 29, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC.
(Registrant)

Date:	July 29, 2016	By:	/s/”Tyler W. Robinson”
Tyler W. Robinson
Vice President & Corporate Secretary

2

NEWS RELEASE

Enbridge Inc. Reports Second Quarter 2016 Results

Q2 HIGHLIGHTS

(all financial figures are unaudited and in Canadian dollars unless otherwise noted)

•                  Earnings were $301 million or $0.33 per common share for the second quarter and $1,514 million or $1.69 per common share for the six-month period, both including the impact of a number of unusual, non-recurring or non-operating factors

•                  Adjusted earnings were $456 million or $0.50 per common share for the second quarter and $1,119 million or $1.25 per common share for the six-month period

•                  Adjusted earnings before interest and income taxes (EBIT) were $1,089 million for the second quarter and $2,463 million for the six-month period

•                  Available cash flow from operations (ACFFO) was $868 million or $0.95 per common share and $1,982 million or $2.21 per common share for the second quarter and six-month period, respectively

•                  Oil sands production that was curtailed for northeastern Alberta wildfires has substantially come back on line with Enbridge’s liquids mainline system utilization returning to more anticipated levels

•                  Enbridge continued the execution of its secured growth capital program completing the Eastern Access Program by placing the Line 6B expansion into service

•                  Enbridge was ranked No. 5 in Corporate Knights 2016 Best 50 Corporate Citizens in Canada

CALGARY, ALBERTA – July 29, 2016 - Enbridge Inc. (Enbridge or the Company) (TSX:ENB) (NYSE:ENB) today reported second quarter adjusted EBIT of $1,089 million and ACFFO of $868 million. This represents an increase in adjusted EBIT and ACFFO of $40 million and $60 million, respectively, when compared with the second quarter of 2015. The increase in quarterly adjusted EBIT and ACFFO was driven primarily by stronger contributions from the Liquids Pipelines segment, reflecting the impact of new system expansion projects coming into service in the second half of 2015. Volume throughput on the mainline system reached record levels in the first quarter of 2016 on the strength of these system expansions, driving strong year-over-year growth in EBIT; however, extreme wildfires in northeastern Alberta in May 2016 adversely impacted Liquids Pipelines EBIT in the second quarter. Oil sands production from facilities in the vicinity of Fort McMurray, Alberta was curtailed longer than originally anticipated, given the severity and longevity of the wildfires, which adversely impacted Enbridge’s mainline system deliveries during the quarter. On average, deliveries were lower by approximately 255,000 barrels per day (bpd) during the months of May and June. This represents an approximate 10% decrease in throughput compared with the throughput that the Company was delivering prior to the wildfires.

The impact of reduced system deliveries on revenues negatively impacted the Company’s adjusted EBIT and ACFFO per share in the second quarter by approximately $74 million and $0.08, respectively. The impact on adjusted earnings was $26 million or $0.03, per share. Oil sands production substantially came back on line by the end of June and throughput on Enbridge’s liquids mainline system and overall system utilization are expected to return to levels anticipated at the outset of the year, during the third quarter. Notwithstanding the impact of the wildfires, it is expected that adjusted EBIT and ACFFO per share for the full 2016 year will remain well within the previously communicated guidance

Forward-Looking Information and Non-GAAP Measures

This news release contains forward-looking information and references to non-GAAP measures. Significant related assumptions and risk factors are described under Forward-Looking Information, and significant risk factors are described under Non-GAAP Measures, in this news release.

ranges of $4.4 billion to $4.8 billion in the case of adjusted EBIT and $3.80 per share to $4.50 per share in the case of ACFFO.

“Our primary focus remains, as it always has, on the safety of our people, the community and the environment,” said Al Monaco, President and Chief Executive Officer.

The residents of northern Alberta have demonstrated remarkable resilience in the face of the wildfires, and we offer our support, joining with communities and industry as they recover and rebuild.

“We worked closely with our customers and by the end of May, the majority of our systems were operating normally. While the wildfires tempered a record start to the year, the impact was transitory and is not expected to have a lasting effect,” Mr Monaco continued. “We still delivered another solid quarter of financial performance and our 2016 ACFFO per share outlook remains on track, notwithstanding the impact of the fires and the very large equity funding we undertook in the first quarter to bolster our financing flexibility. This resiliency is a reflection of our strategically positioned asset-base and the strength of our low risk business model which is anchored by North America’s premier liquids pipelines business; one of the largest and fastest growing natural gas utilities in North America; and a growing investment in renewables-based power generation and natural gas midstream.”

On April 1, 2016, the Company closed the $0.5 billion acquisition of operating natural gas processing plants and associated pipelines (the Tupper Main and Tupper West gas plants) in the Montney region of northeastern British Columbia. In addition, Enbridge closed the acquisition of a 50% interest in Éolien Maritime France SAS, a French offshore wind development company, on May 19, 2016 for $282 million.

Also during the second quarter, Enbridge continued to execute on its $26 billion secured growth capital program completing and placing into service the expansion of Line 6B on the Lakehead System to 570,000 bpd at a total cost of approximately US$0.3 billion. This expansion, the final component of the Eastern Access Program, provides increased access to refineries in the upper midwest United States and eastern Canada.

“We’re very pleased with progress we are making in executing our five-year secured capital growth program,” said Mr. Monaco. “Since the beginning of 2015 we have successfully brought into service approximately $9 billion of secured growth projects. Our Regional Oil Sands Optimization Project and Norlite Pipeline System continue to be on track for completion in 2017 and, with the regulatory process clarified in Minnesota, we continue to expect that the Line 3 Replacement Program and Sandpiper Project will proceed to construction and be placed into service in early 2019. The strategic positioning of our liquids pipelines is expected to provide plenty of opportunity to grow through further low-cost expansion, but we are also seeing opportunities to build larger platforms in natural gas infrastructure and renewable power generation that are well aligned with our value proposition and will serve to diversify our business and extend growth well into the future.”

In April 2016, Enbridge Income Fund Holdings Inc. (ENF) completed a public offering of common shares for gross proceeds of approximately $0.6 billion, adding to the approximately $2.3 billion of common equity raised by Enbridge during the first quarter of 2016. Year to date, total equity raised across the group, inclusive of common equity raised through the Company’s dividend reinvestment program, was approximately $3.3 billion which should be more than sufficient to fund the equity component of the secured growth capital program through 2017 and will provide significant flexibility to respond to new investment opportunities as they arise.

As previously disclosed, on July 20, 2016, Enbridge Energy Partners, L.P. (EEP) and certain other subsidiaries of Enbridge agreed to a Consent Decree with the United States Department of Justice and the United States Environmental Protection Agency on civil penalties and other actions relating to the 2010 incidents on Line 6B pipeline in Marshall, Michigan and Line 6A pipeline in Romeoville, Illinois.

“From the beginning, Enbridge and EEP made a commitment to the people of Michigan that we would clean up and restore the Kalamazoo River and surrounding areas, and cover the costs. We’ve done that,” said Mr. Monaco. “Our substantial investment has increased our confidence that our system is safe and reliable and enables us to provide greater comfort to our stakeholders that we’re doing everything we can to protect them.”

On June 30, 2016, the Federal Court of Appeal (Federal Court) issued a ruling with respect to the Northern Gateway Project (Northern Gateway). The ruling overturned the federal government’s conditional approval of Northern Gateway, quashed the Certificates of Public Convenience and Necessity (the Certificates) and sent the matter back to the Governor in Council (GIC) for redetermination. The Federal Court’s decision was based on its finding that the federal government had not fulfilled its duty to consult in issuing its conditional approval of Northern Gateway. The GIC options include redoing the Phase IV consultation, after which it can direct the National Energy Board (NEB) to issue the Certificates, direct the NEB to dismiss the application for the Certificates, or it can remit the matter back to the NEB for further consideration.

“The Aboriginal equity partners and our commercial project proponents remain fully committed to building this critical Canadian infrastructure project while at the same time protecting the environment and the traditional way of life of First Nations and Metis peoples and communities along the project route,” said Mr. Monaco.

During the quarter Enbridge was named to the Best 50 Corporate Citizens in Canada list for the 14th straight year, topping the energy industry with the No. 5 overall ranking.

SECOND QUARTER 2016 PERFORMANCE OVERVIEW

For more information on Enbridge’s growth projects and operating results, please see Management’s Discussion and Analysis (MD&A) which is filed on SEDAR and EDGAR and also available on the Company’s website at www.enbridge.com/InvestorRelations.aspx.

ADJUSTED EARNINGS BEFORE INTEREST AND INCOME TAXES

For the three months ended June 30, 2016, adjusted EBIT was $1,089 million, an increase of $40 million over the corresponding period in 2015. Growth in consolidated adjusted EBIT was largely driven by stronger contributions from the Liquids Pipelines segment which benefitted from a number of new assets that were placed into service in 2015, the most prominent being the expansion of the Company’s mainline system in the third quarter of 2015, as well as the reversal and expansion of Line 9B and completion of the Southern Access Extension Project in the fourth quarter of 2015, which have provided access to the eastern Canada and Patoka markets, respectively. However, the positive effect of increased capacity on liquids pipelines throughput was substantially negated in the second quarter by the impact of the extreme wildfires in northeastern Alberta. The wildfires resulted in a curtailment of production from oil sands facilities and certain of the Company’s upstream pipelines and terminal facilities were temporarily shut down resulting in a disruption of service on Enbridge’s Regional Oil Sands System with corresponding impacts on Enbridge’s downstream pipelines deliveries, including Canadian Mainline and the Lakehead System. Reduced system deliveries resulted in a negative impact of approximately $74 million on the Company’s adjusted EBIT for the second quarter of 2016. Quarter-over-quarter growth in Canadian Mainline adjusted EBIT was also affected by a lower average International Joint Tariff Residual Benchmark Toll, which decreased effective April 1, 2016 and, together with the impact of the wildfires, resulted in a quarter-over-quarter decrease in Canadian Mainline adjusted EBIT.

The Lakehead System delivered strong operating performance driven by higher throughput and contributions from new assets placed into service in 2015. Deliveries to the Lakehead System from the Canadian Mainline were lower during the quarter as a result of the wildfires. However, the impact on financial performance was relatively modest due to the higher Lakehead System Local Toll. The Company also benefitted from stronger adjusted EBIT contributions from the United States Mid-Continent and Gulf Coast systems, mainly attributable to increased transportation revenues resulting from an increase in the level of committed take-or-pay volumes and higher tariffs on Flanagan South Pipeline.

Within the Gas Distribution segment, adjusted EBIT generated by Enbridge Gas Distribution Inc. (EGD) was lower in the second quarter of 2016 compared with the corresponding 2015 period, primarily due to the relative timing and recognition of final rates approved by the Ontario Energy Board (OEB) for each of 2015 and 2016. In particular, the positive impact of the OEB’s final rate determination for 2015 was reflected in the second quarter of that year, whereas the impact of the 2016 determination was reflected in the first quarter of 2016. The second quarter decrease in adjusted EBIT caused by these quarterly timing impacts was partially offset by higher distribution charges arising from growth in EGD’s rate base and customer growth, and it is expected that adjusted EBIT at EGD for the full 2016 year will grow as a result of these factors.

The Gas Pipelines and Processing segment benefitted from strong contributions from Alliance Pipeline under its new services framework that came into effect in the fourth quarter of 2015, higher throughput on certain Enbridge Offshore Pipelines and contributions from the Tupper Main and Tupper West gas plants following their acquisition on April 1, 2016. These positive effects were partially offset by weaker contributions from Aux Sable due to lower fractionation margins, and lower volumes on US Midstream pipelines due to reduced drilling by producers.

The Green Power and Transmission segment delivered lower adjusted EBIT as a result of weaker wind resources at certain facilities in the second quarter of 2016 relative to the corresponding period in 2015.

Adjusted EBIT from Energy Services decreased for the three months ended June 30, 2016 as lower oil prices compressed crude oil location and quality differentials.

ADJUSTED EARNINGS

Adjusted earnings for the second quarter of 2016 were $456 million or $0.50 per common share compared with adjusted earnings of $505 million or $0.60 per common share in the second quarter of 2015. The period-over-period decrease in adjusted earnings reflected the operating factors as discussed above in Adjusted Earnings Before Interest and Income Taxes. In addition, the period-over-period decrease in adjusted earnings per common share reflected the increase in the number of common shares outstanding resulting from the March 1, 2016 issuance of 56.5 million common shares. The impact of the wildfires on adjusted earnings and adjusted earnings per share was approximately $26 million and $0.03, respectively.

Adjusted earnings period-over-period were also impacted by the effects of higher interest expense and income taxes and a lower amount attributable to noncontrolling interests.

Interest expense was higher resulting from debt to fund asset growth and the impact of refinancing construction debt with longer-term debt financing. The amount of interest capitalized period-over-period also decreased as a result of projects coming into service. Income taxes increased in the second quarter of 2016 largely due to the period-over-period increase in adjusted earnings.

The redeemable noncontrolling interests in the Fund Group (comprising Enbridge Income Fund, Enbridge Commercial Trust, Enbridge Income Partners LP and its subsidiaries and investees) decreased mainly as a result of the quarter-over-quarter decrease in contributions from the Fund Group’s Canadian liquids pipelines businesses reflecting the impacts of the northeastern Alberta wildfires in the second quarter of 2016.

EARNINGS

Earnings for the second quarter of 2016 were $301 million or $0.33 per common share compared with earnings of $577 million or $0.68 per common share in the second quarter of 2015. Earnings for each period reflected the same operating factors as discussed above in Adjusted Earnings Before Interest and Income Taxes and Adjusted Earnings. The comparability of quarter-over-quarter earnings, however, was impacted by a number of unusual, non-recurring and non-operating factors that are listed in Non-GAAP Reconciliation – EBIT to Adjusted Earnings on page 9.

One of the factors impacting the comparability of period-over-period earnings was the recognition of an impairment of $176 million ($103 million after-tax attributable to Enbridge) related to Enbridge’s 75% joint venture interest in Eddystone Rail, a rail-to-barge transloading facility located in the greater

Philadelphia, Pennsylvania area that delivers Bakken and other light sweet crude oil to Philadelphia area refineries. Due to a significant decrease in price spreads between Bakken crude oil and West Africa/Brent crude oil and increased competition in the region, demand for Eddystone Rail services dropped significantly, resulting in an impairment of this facility in the second quarter of 2016. The comparability of period-over-period earnings was also impacted by a goodwill impairment charge of $440 million ($167 million after-tax attributable to Enbridge) recognized in the second quarter of 2015 related to EEP’s natural gas and natural gas liquids (NGL) businesses. Also impacting the comparability of period-over-period earnings was a $21 million ($12 million after-tax attributable to Enbridge) charge for costs incurred to bring pipelines and facilities back into service following the northeastern Alberta wildfires in the second quarter of 2016.

AVAILABLE CASH FLOW FROM OPERATIONS

ACFFO was $868 million, or $0.95 per common share, for the three months ended June 30, 2016 compared with $808 million, or $0.96 per common share, for the three months ended June 30, 2015. The Company experienced strong quarter-over-quarter growth in ACFFO which was driven by the same factors as discussed in Adjusted EBIT above. In addition, the period-over-period decrease in ACFFO per common share reflected the increase in the number of common shares outstanding resulting from the March 1, 2016 issuance of 56.5 million common shares.

Maintenance capital expenditures decreased period-over-period as higher expenditures in the Company’s Gas Distribution and Gas Pipelines and Processing segments were more than offset by lower maintenance capital expenditures in the Liquids Pipelines segment which reflected a shift in the timing of maintenance activity within the year. Maintenance capital expenditures across all business segments are expected to be higher over the full 2016 year as the Company continues to invest in its maintenance capital program to support the safety and reliability of its operations.

Partially offsetting the quarter-over-quarter increase in ACFFO was higher interest expense as discussed in Adjusted Earnings above.

The increase in ACFFO was also partially offset by increased distributions to noncontrolling interests in EEP and to redeemable noncontrolling interests in the Fund Group. Distributions were higher in the second quarter of 2016 compared with the second quarter of 2015 mainly as a result of increased public ownership and distributions per unit in EEP and the Fund Group.

The ACFFO also includes cash distributions from the Company’s equity investments. Equity earnings from such investments were higher period-over-period; however, the cash distributions remained stable. Cash distributions were $182 million for the three months ended June 30, 2016 compared with $189 million of cash distributions received for the three months ended June 30, 2015.

DIVIDEND DECLARATION

On July 26, 2016, the Enbridge Board of Directors declared the following quarterly dividends. All dividends are payable on September 1, 2016 to shareholders of record on August 15, 2016.

Common Shares	$0.53000
Preference Shares, Series A	$0.34375
Preference Shares, Series B	$0.25000
Preference Shares, Series D	$0.25000
Preference Shares, Series F	$0.25000
Preference Shares, Series H	$0.25000
Preference Shares, Series J	US$0.25000
Preference Shares, Series L	US$0.25000
Preference Shares, Series N	$0.25000
Preference Shares, Series P	$0.25000
Preference Shares, Series R	$0.25000
Preference Shares, Series 1	US$0.25000
Preference Shares, Series 3	$0.25000
Preference Shares, Series 5	US$0.27500
Preference Shares, Series 7	$0.27500
Preference Shares, Series 9	$0.27500
Preference Shares, Series 11	$0.27500
Preference Shares, Series 13	$0.27500
Preference Shares, Series 15	$0.27500

CONFERENCE CALL

Enbridge and ENF will hold a joint conference call on Friday, July 29, 2016 at 9:00 a.m. Eastern Time (7:00 a.m. Mountain Time) to discuss the second quarter 2016 results. Analysts, members of the media and other interested parties can access the call toll-free at 1-866-215-5508 or within and outside North America at 1-514-841-2157 using the access code of 42767653#. The call will be audio webcast live at http://edge.media-server.com/m/p/hghgffou. A webcast replay and podcast will be available approximately two hours after the conclusion of the event and a transcript will be posted to the website within 24 hours. The replay will be available at toll-free 1-888-843-7419 or within and outside North America at 1-630-652-3042 (access code 42767653#) for seven days after the call.

The conference call will begin with presentations by the Company’s President and Chief Executive Officer and the Chief Financial Officer, followed by a question and answer period for investment analysts. A question and answer period for members of the media will then immediately follow.

Enbridge, a Canadian Company, exists to fuel people’s quality of life, and has done so for more than 65 years. A North American leader in delivering energy, Enbridge has been ranked on the Global 100 Most Sustainable Corporations index for the past seven years. Enbridge operates the world’s longest crude oil and liquids transportation system across Canada and the United States and has a significant and growing involvement in natural gas gathering, transmission and midstream business, as well as an increasing involvement in power transmission. Enbridge owns and operates Canada’s largest natural gas distribution company, serving residential, commercial and industrial customers in Ontario, Quebec, New Brunswick and New York State. Enbridge has interests in approximately 2,000 MW of net renewable and alternative generating capacity, and continues to expand into wind, solar and geothermal power. Enbridge employs nearly 11,000 people, primarily in Canada and the United States, and is ranked as one of Canada’s Top 100 Employers for 2016. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com. None of the information contained in, or connected to, Enbridge’s website is incorporated in or otherwise part of this news release.

FORWARD-LOOKING INFORMATION

Forward-looking information, or forward-looking statements, have been included in this news release to provide information about the Company and its subsidiaries and affiliates, including management’s assessment of Enbridge and its subsidiaries’ future plans and operations. This information may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as ‘‘anticipate’’, ‘‘expect’’, ‘‘project’’, ‘‘estimate’’, ‘‘forecast’’, ‘‘plan’’, ‘‘intend’’, ‘‘target’’, ‘‘believe’’, “likely” and similar words suggesting future outcomes or statements regarding an outlook. Forward-looking information or statements included or incorporated by reference in this document include, but are not limited to, statements with respect to the following: expected EBIT or expected adjusted EBIT; expected earnings/(loss) or adjusted earnings/(loss); expected earnings/(loss) or adjusted earnings/(loss) per share; expected ACFFO or ACFFO per share; expected future cash flows; expectations regarding the impacts of the wildfires in northeastern Alberta, including on adjusted EBIT, ACFFO and ACFFO per share; expected costs related to projects under construction; expected in-service dates for announced projects and projects under construction; expected capital expenditures; expected equity funding requirements for the Company’s commercially secured growth program; estimated cost and impact to the Company’s overall financial performance of complying with the settlement consent decree related to Line 6B and Line 6A; estimated future dividends; adjusted earnings per share guidance; ACFFO per share guidance; dividend per share growth guidance; expected future actions of regulators; expected costs related to leak remediation and potential insurance recoveries; expectations regarding commodity prices; supply forecasts; dividend payout policy and dividend payout expectation.

Although Enbridge believes these forward-looking statements are reasonable based on the information available on the date such statements are made and processes used to prepare the information, such statements are not guarantees of future performance and readers are cautioned against placing undue reliance on forward-looking statements. By their nature, these statements involve a variety of assumptions, known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Material assumptions include assumptions about the following: the expected supply of and demand for crude oil, natural gas, NGL and renewable energy; prices of crude oil, natural gas, NGL and renewable energy; exchange rates; inflation; interest rates; availability and price of labour and construction materials; operational reliability; customer and regulatory approvals; maintenance of support and regulatory approvals for the Company’s projects; anticipated in-service dates; weather; impact of the wildfires in northeastern Alberta; cost of complying with the settlement consent decree related to Line 6B and Line 6A; impact of the dividend policy on the Company’s future cash flows; credit ratings; capital project funding; expected EBIT or expected adjusted EBIT; expected earnings/(loss) or adjusted earnings/(loss); expected earnings/(loss) or adjusted earnings/(loss) per share; expected future cash flows and expected future ACFFO and ACFFO per share; and estimated future dividends. Assumptions regarding the expected supply of and demand for crude oil, natural gas, NGL and renewable energy, and the prices of these commodities, are material to and underlie all forward-looking statements. These factors are relevant to all forward-looking statements as they may impact current and future levels of demand for the Company’s services. Similarly, exchange rates, inflation and interest rates impact the economies and business environments in which the Company operates and may impact levels of demand for the Company’s services and cost of inputs, and are therefore inherent in all forward-looking statements. Due to the interdependencies and correlation of these macroeconomic factors, the impact of any one assumption on a forward-looking statement cannot be determined with certainty, particularly with respect to expected EBIT, adjusted EBIT, earnings/(loss), adjusted earnings/(loss), ACFFO and associated per share amounts or estimated future dividends. The most relevant assumptions associated with forward-looking statements on announced projects and projects under construction, including estimated completion dates and expected capital expenditures, include the following: the availability and price of labour and construction materials; the effects of inflation and foreign exchange rates on labour and material costs; the effects of interest rates on borrowing costs; the impact of weather; and customer and regulatory approvals on construction and in-service schedules.

Enbridge’s forward-looking statements are subject to risks and uncertainties pertaining to adjusted EBIT and adjusted earnings guidance, ACFFO and ACFFO per share guidance, dividend per share growth guidance, operating performance, dividend policy, regulatory parameters, project approval and support, weather, economic and competitive conditions, public opinion, changes in tax law and tax rate increases, exchange rates, interest rates, commodity prices, supply of and demand for commodities and the settlement consent decree related to Line 6B and Line 6A, including but not limited to those risks and uncertainties discussed in this news release and in the Company’s other filings with Canadian and United States securities regulators. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Enbridge’s future course of action depends on management’s assessment of all information available at the relevant time. Except to the extent required by applicable law, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made in this news release or otherwise, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements, whether written or oral, attributable to Enbridge or persons acting on the Company’s behalf, are expressly qualified in their entirety by these cautionary statements.

NON-GAAP MEASURES

This news release contains references to adjusted EBIT, adjusted earnings/(loss) and ACFFO. Adjusted EBIT represents EBIT adjusted for unusual, non-recurring or non-operating factors on both a consolidated and segmented basis. Adjusted earnings/(loss) represents earnings or loss attributable to common shareholders adjusted for unusual, non-recurring or non-operating factors included in adjusted EBIT, as well as adjustments for unusual, non-recurring or non-operating factors in respect of interest expense, income taxes, noncontrolling interests and redeemable noncontrolling interests on a consolidated basis. These factors, referred to as adjusting items, are reconciled and discussed in the financial results sections for the affected business segments in the Company’s MD&A.

ACFFO is defined as cash flow provided by operating activities before changes in operating assets and liabilities (including changes in environmental liabilities) less distributions to noncontrolling interests and redeemable noncontrolling interests, preference share dividends and maintenance capital expenditures, and further adjusted for unusual, non-recurring or non-operating factors.

Management believes the presentation of adjusted EBIT, adjusted earnings/(loss) and ACFFO give useful information to investors and shareholders as they provide increased transparency and insight into the performance of the Company. Management uses adjusted EBIT and adjusted earnings/(loss) to set targets and to assess the performance of the Company. Management also uses ACFFO to assess the performance of the Company and to set its dividend payout target. Adjusted EBIT, adjusted EBIT for each segment, adjusted earnings/(loss) and ACFFO are not measures that have standardized meaning prescribed by generally accepted accounting principles in the United States of America (U.S. GAAP) and are not U.S. GAAP measures. Therefore, these measures may not be comparable with similar measures presented by other issuers.

The tables below summarize the reconciliation of the GAAP and non-GAAP measures.

NON-GAAP RECONCILIATION – EBIT TO ADJUSTED EARNINGS

	Three months ended		Six months ended
	June 30,		June 30,
	2016	2015	2016	2015
(millions of Canadian dollars)
Earnings before interest and income taxes	731	939	2,907	684
Adjusting items[1]:
Changes in unrealized derivative fair value (gains)/loss[2]	98	(366)	(834)	1,042
Goodwill impairment loss	-	440	-	440
Assets and investment impairment loss	187	20	187	20
Unrealized intercompany foreign exchange (gains)/loss	(5)	16	55	(55)
Hydrostatic testing	-	-	(12)	-
Make-up rights adjustments	48	(15)	115	(13)
Northeastern Alberta wildfires pipelines and facilities restart costs	21	-	21	-
Leak remediation costs, net of leak insurance recoveries	1	8	16	(4)
Warmer/(colder) than normal weather	(9)	8	8	(37)
Employee severance and restructuring costs	8	-	8	-
Gains on sale of non-core assets	-	(28)	-	(28)
Project development and transaction costs	3	18	3	21
Other	6	9	(11)	10
Adjusted earnings before interest and income taxes	1,089	1,049	2,463	2,080
Interest expense	(369)	(284)	(781)	(535)
Income taxes recovery/(expense)	(10)	(232)	(427)	53
(Earnings)/loss attributable to noncontrolling interests and redeemable noncontrolling interests	20	224	(41)	134
Preference share dividends	(71)	(70)	(144)	(142)
Adjusting items in respect of3:
Interest expense	6	(7)	24	(49)
Income taxes	(121)	132	120	(267)
Noncontrolling interests and redeemable noncontrolling interests	(88)	(307)	(95)	(301)
Adjusted earnings	456	505	1,119	973
1		The above table summarizes adjusting items by nature. For a detailed listing of adjusting items by segment, refer to individual segment discussions.
2		Changes in unrealized derivative fair value gains and losses are presented net of amounts realized on the settlement of derivative contracts during the applicable period.
3

These items were impacted by adjustments for unusual, non-recurring and non-operating factors as enumerated under adjusting items above. Also included in income taxes is an out-of-period adjustment of $71 million recognized in the first quarter of 2015 in respect of an overstatement of deferred income taxes expense in 2013 and 2014.

NON-GAAP RECONCILIATION – ADJUSTED EBIT TO ACFFO

To facilitate understanding of the relationship between adjusted EBIT and ACFFO, the following table provides a reconciliation of these two key non-GAAP measures.

	Three months ended		Six months ended
	June 30,		June 30,
	2016	2015	2016	2015
(millions of Canadian dollars)
Adjusted earnings before interest and income taxes	1,089	1,049	2,463	2,080
Depreciation and amortization[1]	555	485	1,114	959
Maintenance capital[2]	(144)	(164)	(295)	(316)
	1,500	1,370	3,282	2,723
Interest expense[3]	(363)	(291)	(757)	(584)
Current income taxes[3]	(34)	(50)	(81)	(76)
Preference share dividends	(71)	(71)	(144)	(142)
Distributions to noncontrolling interests	(178)	(166)	(362)	(324)
Distributions to redeemable noncontrolling interests	(53)	(26)	(95)	(53)
Cash distributions in excess of equity earnings[3]	43	80	21	126
Other non-cash adjustments	24	(38)	118	(60)
Available cash flow from operations (ACFFO)	868	808	1,982	1,610
1 Depreciation and amortization:
Liquids Pipelines	336	287	682	567
Gas Distribution	84	80	164	157
Gas Pipelines and Processing	75	68	149	133
Green Power and Transmission	47	46	95	92
Energy Services	1	-	1	-
Eliminations and Other	12	4	23	10
	555	485	1,114	959
2 Maintenance capital:
Liquids Pipelines	(28)	(78)	(72)	(140)
Gas Distribution	(84)	(51)	(166)	(114)
Gas Pipelines and Processing	(12)	(8)	(23)	(15)
Green Power and Transmission	(1)	-	(1)	-
Eliminations and Other	(19)	(27)	(33)	(47)
	(144)	(164)	(295)	(316)

3    These balances are presented net of adjusting items.

NON-GAAP RECONCILIATION – ACFFO

The following table provides a reconciliation of cash provided by operating activities (a GAAP measure) to ACFFO.

	Three months ended		Six months ended
	June 30,		June 30,
	2016	2015	2016	2015
(millions of Canadian dollars, except per share amounts)
Cash provided by operating activities - continuing operations	1,370	1,361	3,231	2,882
Adjusted for changes in operating assets and liabilities[1]	(87)	(105)	(209)	(252)
	1,283	1,256	3,022	2,630
Distributions to noncontrolling interests	(178)	(166)	(362)	(324)
Distributions to redeemable noncontrolling interests	(53)	(26)	(95)	(53)
Preference share dividends	(71)	(71)	(144)	(142)
Maintenance capital expenditures[2]	(144)	(164)	(295)	(316)
Significant adjusting items:
Weather normalization	(7)	6	6	(27)
Project development and transaction costs	3	5	3	7
Realized inventory revaluation allowance[3]	(15)	(32)	(283)	(165)
Employee severance and restructuring costs	8	-	8	-
Other items	42	-	122	-
Available cash flow from operations (ACFFO)	868	808	1,982	1,610
Available cash flow from operations per common share	0.95	0.96	2.21	1.91
1		Changes in operating assets and liabilities include changes in environmental liabilities, net of recoveries.
2

Maintenance capital expenditures are expenditures that are required for the ongoing support and maintenance of the existing pipeline system or that are necessary to maintain the service capability of the existing assets (including the replacement of components that are worn, obsolete or completing their useful lives). For the purpose of ACFFO, maintenance capital excludes expenditures that extend asset useful lives, increase capacities from existing levels or reduce costs to enhance revenues or provide enhancements to the service capability of the existing assets.

3		Realized inventory revaluation allowance relates to losses on sale of previously written down inventory for which there is an approximate offsetting realized derivative gain in ACFFO.

HIGHLIGHTS

	Three months ended		Six months ended
	June 30,		June 30,
	2016	2015	2016	2015
(unaudited, millions of Canadian dollars, except per share amounts)
Earnings attributable to common shareholders
Liquids Pipelines	643	1,097	2,255	952
Gas Distribution	83	78	322	317
Gas Pipelines and Processing	19	(411)	80	(375)
Green Power and Transmission	41	43	90	102
Energy Services	(7)	67	(13)	64
Eliminations and Other	(48)	65	173	(376)
Earnings/(loss) before interest and income taxes	731	939	2,907	684
Interest expense	(369)	(284)	(781)	(535)
Income taxes recovery/(expense)	(10)	(232)	(427)	53
(Earnings)/loss attributable to noncontrolling interests and redeemable noncontrolling interests	20	224	(41)	134
Preference share dividends	(71)	(70)	(144)	(142)
Earnings attributable to common shareholders	301	577	1,514	194
Earnings per common share	0.33	0.68	1.69	0.23
Diluted earnings per common share	0.33	0.67	1.67	0.23
Adjusted earnings
Liquids Pipelines	922	809	2,006	1,540
Gas Distribution	73	96	313	294
Gas Pipelines and Processing	90	74	177	164
Green Power and Transmission	40	43	88	100
Energy Services	47	78	48	106
Eliminations and Other	(83)	(51)	(169)	(124)
Adjusted earnings before interest and income taxes[1]	1,089	1,049	2,463	2,080
Interest expense[2]	(363)	(291)	(757)	(584)
Income taxes[2]	(131)	(100)	(307)	(214)
Noncontrolling interests and redeemable noncontrolling interests[2]	(68)	(83)	(136)	(167)
Preference share dividends	(71)	(70)	(144)	(142)
Adjusted earnings[1]	456	505	1,119	973
Adjusted earnings per common share[1]	0.50	0.60	1.25	1.15
Cash flow data
Cash provided by operating activities	1,370	1,361	3,231	2,882
Cash used in investing activities	(2,080)	(2,036)	(3,932)	(3,913)
Cash provided by financing activities	230	686	981	911
Available cash flow from operations[3]
Available cash flow from operations	868	808	1,982	1,610
Available cash flow from operations per common share	0.95	0.96	2.21	1.91
Dividends
Common share dividends declared	492	399	952	795
Dividends paid per common share	0.53	0.465	1.06	0.930
Shares outstanding (millions)
Weighted average common shares outstanding	917	846	897	843
Diluted weighted average common shares outstanding	925	858	904	856
Operating data
Liquids Pipelines - Average deliveries (thousands of barrels per day)
Canadian Mainline[4]	2,242	2,073	2,392	2,141
Lakehead System[5]	2,440	2,208	2,588	2,269
Regional Oil Sands System[6]	616	799	752	810
Gas Pipelines - Average throughput (millions of cubic feet per day)
Alliance Pipeline Canada	1,559	1,500	1,587	1,567
Alliance Pipeline US	1,698	1,662	1,724	1,726
Gas Distribution - Enbridge Gas Distribution Inc. (EGD)
Volumes (billions of cubic feet)	78	68	251	285
Number of active customers (thousands)[7]	2,133	2,099	2,133	2,099
Heating degree days[8]
Actual	546	429	2,255	2,661
Forecast based on normal weather volume	478	466	2,309	2,250

1	Adjusted EBIT, adjusted earnings and adjusted earnings per common share are non-GAAP measures that do not have any standardized meaning prescribed by GAAP - see Non-GAAP Measures.
2	These balances are presented net of adjusting items.
3

ACFFO is defined as cash flow provided by operating activities before changes in operating assets and liabilities (including changes in environmental liabilities) less distributions to noncontrolling interests and redeemable noncontrolling interests, preference share dividends and maintenance capital expenditures, and further adjusted for unusual, non-recurring or non-operating factors. ACFFO and ACFFO per common share are non-GAAP measures that do not have any standardized meaning prescribed by GAAP.

4	Canadian Mainline throughput volume represents mainline system deliveries ex-Gretna, Manitoba which is made up of United States and eastern Canada deliveries originating from western Canada.
5	Lakehead System throughput volume represents mainline system deliveries to the United States midwest and eastern Canada.
6	Volumes are for the Athabasca mainline and Waupisoo Pipeline and exclude laterals on the Regional Oil Sands System.
7	Number of active customers is the number of natural gas consuming EGD customers at the end of the period.
8

Heating degree days is a measure of coldness that is indicative of volumetric requirements for natural gas utilized for heating purposes in EGD’s franchise area. It is calculated by accumulating, for the fiscal period, the total number of degrees each day by which the daily mean temperature falls below 18 degrees Celsius. The figures given are those accumulated in the Greater Toronto Area.

FOR FURTHER INFORMATION PLEASE CONTACT:
Enbridge Inc. – Media	Enbridge Inc. – Investor Relations
Graham White	Adam McKnight
(403) 508-6563 or Toll Free: (888) 992-0997	(403) 266-7922 or Toll Free: (800) 481-2804
Email: graham.white@enbridge.com	Email: adam.mcknight@enbridge.com